EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
Income from continuing operations before tax	$(42,533)	$68,245	$425,596	$282,257
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	194	213	(1,418)	1,320
Amortization of capitalized interest	476	419	1,839	1,406
Interest expense	11,169	12,262	44,934	42,684
Interest portion of rental expense	3,499	3,211	9,006	7,854

Earnings	$(27,195)	$84,350	$479,957	$335,521

Interest	$11,767	$13,157	$47,888	$48,384
Interest portion of rental expense	3,499	3,211	9,006	7,854
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$15,266	$16,368	$56,894	$56,238

Ratio of Earnings to Fixed Charges	(1.78)	5.15	8.44	5.97